Nicolette
253 followers
2w •

Our #NICU product NicoBoard now provides education tools for over 700 diagnoses!

Read the story here: https://lnkd.in/gfS-Ss8a

Participate in our equity #crowdinvesting campaign here: wefunder.com/nicolette



NicoBoard Now Provides Education for Over 700 Diagnoses

wefunder.com • 1 min read